Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS ON PREFERRED STOCK
AND LOSSES ON PURCHASES OF PREFERRED STOCK
(DOLLARS IN THOUSANDS)

	Nine Months Ended	Years Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
	(unaudited)
Computation of earnings:
Income (loss) before income taxes	$246,273	$292,529	$100,827	$179,807	$(338,105)	$(190,523)
Add:
Fixed charges (as computed below)	603,383	762,657	727,472	620,871	600,295	551,288
Subtract:
Interest capitalized	(2,135)	(1,832)	(2,335)	(265)	—	—
	$847,521	$1,053,354	$825,964	$800,413	$262,190	$360,765

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	370,391	491,041	491,184	404,968	406,222	386,447
Amortized premiums, discounts and capitalized expenses related to indebtedness	61,830	98,589	109,860	102,883	84,047	59,435
Interest capitalized	2,135	1,832	2,335	265	—	—
Interest component of operating lease expense	169,027	171,195	124,093	112,755	110,026	105,406
Fixed charges	603,383	762,657	727,472	620,871	600,295	551,288
Dividends on preferred stock and losses on purchases of preferred stock	32,991	11,363	2,629	22,940	20,806	20,806

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$636,374	$774,020	$730,101	$643,811	$621,101	$572,094

Ratio of earnings to fixed charges	1.4	1.4	1.1	1.3	—	—

(Deficiency) excess of earnings to cover fixed charges	$244,138	$290,697	$98,492	$179,542	$(338,105)	$(190,523)

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	1.3	1.4	1.1	1.2	—	—

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$211,147	$279,334	$95,863	$156,602	$(358,911)	$(211,329)